SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Cloudera, Inc.

(Name of Issuer)

Common Stock, $0.00005 par value

(Title of Class of Securities)

18914U100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 18914U100	13 G	Page 2 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel X L.P. (“A10”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,301,349 shares, all of which are directly owned by A10. Accel X Associates L.L.C. (“A10A”), the general partner of A10, may be deemed to have sole power to vote these shares, and Ping Li (“PLI”), a director of the issuer and managing member of A10A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,301,349 shares, all of which are directly owned by A10. A10A, the general partner of A10, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of A10A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,301,349
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.5%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 18914U100	13 G	Page 3 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel X Strategic Partners L.P. (“A10SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
477,507 shares, all of which are directly owned by A10SP. A10A, the general partner of A10SP, may be deemed to have sole power to vote these shares, and PLI, a director of the issuer and managing member of A10A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
477,507 shares, all of which are directly owned by A10SP. A10A, the general partner of A10SP, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of A10A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	477,507
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 18914U100	13 G	Page 4 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel X Associates L.L.C. (“A10A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,778,856 shares, of which 6,301,349 are directly owned by A10 and 477,507 are directly owned by A10SP. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to vote these shares, and PLI, a director of the issuer and managing member of A10A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,778,856 shares, of which 6,301,349 are directly owned by A10 and 477,507 are directly owned by A10SP. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of A10A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,778,856
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.8%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 18914U100	13 G	Page 5 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Investors 2008 L.L.C. (“AI08”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 658,994 shares, and PLI, a director of the issuer and managing member of AI08, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 658,994 shares, and PLI, a director of the issuer and managing member of AI08, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	658,994
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.5%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 18914U100	13 G	Page 6 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II L.P. (“AGF2”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,510,371 shares, all of which are owned by AGF2. Accel Growth Fund II Associates L.L.C. (“AGF2A”), the general partner of AGF2, may be deemed to have sole power to vote these shares, and PLI, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,510,371 shares, all of which are owned by AGF2. AGF2A, the general partner of AGF2, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,510,371
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 18914U100	13 G	Page 7 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II Strategic Partners L.P. (“AGF2SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
109,360 shares, all of which are directly owned by AGF2SP. AGF2A, the general partner of AGF2SP, may be deemed to have sole power to vote these shares, and PLI, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
109,360 shares, all of which are directly owned by AGF2SP. AGF2A, the general partner of AGF2SP, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	109,360
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 18914U100	13 G	Page 8 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II Associates L.L.C. (“AGF2A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,619,731 shares, of which 1,510,371 are directly owned by AGF2 and 109,360 are directly owned by AGF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to vote these shares, and PLI, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,619,731 shares, of which 1,510,371 are directly owned by AGF2 and 109,360 are directly owned by AGF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,619,731
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.1%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 18914U100	13 G	Page 9 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Investors 2012 L.L.C. (“AGFI12”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 146,991 shares, and PLI, a director of the issuer and managing member of AGFI12, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 146,991 shares, and PLI, a director of the issuer and managing member of AGFI12, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	146,991
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 18914U100	13 G	Page 10 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ping Li (“PLI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		9,204,572 shares, of which 6,301,349 are directly owned by A10, 477,507 are directly owned by A10SP, 658,994 are directly owned by AI08, 1,510,371 are directly owned by AGF2, 109,360 are directly owned by AGF2SP and 146,991 are directly owned by AGFI12. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to vote these shares, AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to vote these shares, and PLI, a director of the issuer and managing member of A10A, AGF2A, AI08 and AGFI12, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		9,204,572 shares, of which 6,301,349 are directly owned by A10, 477,507 are directly owned by A10SP, 658,994 are directly owned by AI08, 1,510,371 are directly owned by AGF2, 109,360 are directly owned by AGF2SP and 146,991 are directly owned by AGFI12. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to dispose of these shares, AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of A10A, AGF2A, AI08 and AGFI12, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,204,572
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.5%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 18914U100	13 G	Page 11 of 17

ITEM 1(A).	NAME OF ISSUER Cloudera, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 395 Page Mill Rd Palo Alto, CA 94306

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Accel X L.P., a Delaware limited partnership (“A10”), Accel X Strategic Partners L.P., a Delaware limited partnership (“A10SP”), Accel X Associates L.L.C., a Delaware limited liability company (“A10A”), Accel Investors 2008 L.L.C., a Delaware limited liability company (“AI08”), Accel Growth Fund II L.P., a Delaware limited partnership (“AGF2”), Accel Growth Fund II Strategic Partners L.P., a Delaware limited partnership (“AGF2SP”), Accel Growth Fund II Associates L.L.C., a Delaware limited liability company (“AGF2A”), Accel Growth Fund Investors 2012 L.L.C., a Delaware limited liability company (“AGFI12”) and Ping Li (“PLI”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

A10A is the general partner of A10 and A10SP, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A10 and A10SP. AGF2A is the general partner of AGF2 and AGF2SP, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AGF2 and AGF2SP. PLI is a director of the issuer and managing member of A10A, AI08, AGF2A and AGFI12, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by A10, A10SP, AI08, AGF2, AGF2SP and AGFI12.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Accel Partners

500 University Avenue
Palo Alto, CA 94301

ITEM 2(C)	CITIZENSHIP

A10, A10SP, AGF2 and AGF2SP are Delaware limited partnerships. A10A, AI08, AGF2A and AGFI12 are Delaware limited liability companies. PLI is a United States citizen.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES Common Stock, $0.00005 par value.

ITEM 2(E)	CUSIP NUMBER

18914U100

ITEM 3.	Not Applicable

CUSIP NO. 18914U100	13 G	Page 12 of 17

ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2017.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of A10, A10SP, AGF2 and AGF2SP, and the limited liability company agreements of A10A, AI08, AGF2A and AGFI12, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not Applicable.

CUSIP NO. 18914U100	13 G	Page 13 of 17

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not Applicable.

ITEM 10.	CERTIFICATION. Not Applicable.

CUSIP NO. 18914U100	13 G	Page 14 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

Entities:	Accel X L.P.*
Accel X Strategic Partners L.P.*
Accel X Associates L.L.C.*
Accel Investors 2008 L.L.C.*
Accel Growth Fund II L.P.*
Accel Growth Fund II Strategic Partners L.P.*
Accel Growth Fund II Associates L.L.C.*
Accel Growth Fund Investors 2012 L.L.C.*

		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed entities

Individuals:	Ping Li*

		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed individual

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 18914U100	13 G	Page 15 of 17

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	16

Exhibit B: Power of Attorney	17

CUSIP NO. 18914U100	13 G	Page 16 of 17

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Cloudera, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2018

Entities:	Accel X L.P.*
Accel X Strategic Partners L.P. *
Accel X Associates L.L.C. *
Accel Investors 2008 L.L.C. *
Accel Growth Fund II L.P.*
Accel Growth Fund II Strategic Partners L.P.*
Accel Growth Fund II Associates L.L.C.*
Accel Growth Fund Investors 2012 L.L.C.*

		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed entities

Individuals:	Ping Li*

		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed individual

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 18914U100	13 G	Page 17 of 17

EXHIBIT B

POWER OF ATTORNEY

Tracy L. Sedlock has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.